Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

July 11, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director

Edward M. Kelly, Special Counsel

Melinda J. Hooker, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")

Amendment 1 to Draft Registration Statement

Submitted May 2, 2017

CIK No. 0001644903

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment on the above-captioned amendment. Following are the Company's responses to such comments. Concurrently, we have submitted Amendment No. 2 to the Draft Registration Statement on Form S-1 ("Amendment No. 2").

General

1.
Please provide updated interim financial statements and related disclosures as required by Rule 8-08 of S-X.

Response:
Amendment No. 2 includes updated interim financial statements and related information as required by Rule 8-08.

2.
Please be advised we will more fully evaluate the fair value determinations that you used in equity transactions when you provide or file an amendment that includes the estimated offering price. At that time, please provide us a quantitative and qualitative analysis that explains any material differences between the estimated offering price and the fair value determinations that you used in recent equity transactions. In regard to your response to prior comment 29, please explain to us the differences between the per share cash price paid for your stock in the most recent private placement that occurred in fiscal year 2016 and the fair value determination that you used in subsequent equity transactions.

Response:
While the Company does not expect to provide or file an amendment that includes the estimated offering price until after it substantially clears all accounting comments, based upon ongoing discussions with representatives of the underwriter, we currently expect that the offering price will be within the range of $6.00 to $7.00 per share. The definitive price, however, has not been fixed and will be subject to continued negotiations between the Company and the underwriter. Set forth below is a summary of certain material events which have a bearing on the Company's qualitative analysis of the offering prices in recent equity transactions. These events are described in greater detail in the registration statement under "Our Business" and "Management's Discussion and Analysis of Financial Condition and Result of Operations." All share and per share information set forth below gives effect to the 1:5 reverse stock split of the Company's common stock effective December 2016.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

Quantitative analysis

The Company lacked any meaningful financial history or metrics to conduct a quantitative analysis. .

Qualitative analysis

By way of background, and as described in the registration statement, the Company was formed in March 2015 with a focus on the beauty industry and had the involvement of two seasoned executives from that industry who have had prior success. In the first two months the Company had seed funding from its initial shareholders totaling $1,500,000, which was issued at a price of $1.00 per share.

Following its formation, management of the Company devoted its efforts to the launch of the new product line which included, but was not limited to (1) acquiring the name and trademark of Beauty and Pin-Ups under a new Company subsidiary, Beauty & Pin-Ups LLC (“BPU”), (2) new product creation, (3) branding and packaging, and (4) a strategy to establish a sales and distribution channel. The Company also formed a significant business relationship with kathy ireland ® Worldwide LLC (“kiWW”), which the Company believed could be leveraged in several ways to help rapidly expand the business. With the foundation in place and a strategy to execute the Company needed more capital. In June 2015 the Company engaged T.R. Winston & Company, LLC, a broker-dealer and member of FINRA, to serve as placement agent (the “Placement Agent”) in a private offering of the Company's common stock to accredited investors. The Company sold an aggregate of 500,000 shares of its common stock at an offering price of $2.00 per share, for gross proceeds of $1,000,000, to 30 accredited investors in the offering, the final closing of which was in August 2015. The offering price was established based upon negotiations between the Company and the Placement Agent.

In September 2015, the Company established its first significant vendor relationship with Beauty Supply Group ("BSG") as a national distributor for the Beauty and Pin-Ups brand. In addition BSG placed its first order with BPU, a significant order of approximately $1.2 million. In October 2015, BSG also recommended and referred BPU to a television show called Global Beauty Masters to air on TLC, which the Company participated in and which was aired in March 2016.

With our first significant order processed, a new product campaign scheduled for release in early 2016, and upcoming visibility being created from our participation in Global Beauty Masters, the Company began the process to increase its capital position to brace for expected significant growth and expansion. Management of the Company believed it had strong momentum and was positioned to execute and grow successfully. The Company engaged the Placement Agent to serve as placement agent for a second private placement of its common stock. The Company sold an aggregate of 286,667 shares of its common stock at an offering price of $7.50 per share, resulting in gross proceeds of $2,150,000, to 21 accredited investors in the offering, the final closing of which occurred in February 2016. The offering price was based upon negotiations between the Company and the Placement Agent based on the recent successes in September 2015, the increasing Company visibility and the involvement of kiWW.

In March 2016 the Company launched a new product and associated campaign called Fearless, which was represented by our new model Katie Meade. As described in the registration statement, the campaign included an exclusive story in the April 1, 2016 edition of People magazine to announce the release of this new product with Katie Meade, a brand ambassador for Beauty & Pin-Up's exclusive charitable partner Best Buddies International. Based on following of the outlets that were reached by the story, we had significant impressions, and Reuters informed us we were the top news story at that time for 10 days.

In July 2016 the Company entered into the non-binding letter of intent with Joseph Gunnar & Co., the underwriter named in the pending registration statement, for a $15 million firm commitment initial public offering of its securities.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

The Company, however, was unable to sustain its initial momentum. While the Company's sales for fiscal 2016 were approximately $2.6 million, after the initial $1.2 million order from BSG in early fiscal 2016, product sales from January 2016 through May 2016 were only $755,000. Following internal analysis by the Board of Directors and extensive discussions with management regarding the apparent inability to continue to grow revenues and control expenses at expected levels, in September 2016 the Company's CEO and one of the founders resigned at the Board's request, the Company internally reorganized certain of its staff and its current Chief Executive Officer (who had been a member of the Board since inception) assumed overall operational responsibilities. Shortly thereafter, in October 2016 the Company hired its current Chief Financial Officer who has significant experience in operations and financial management of an early stage company such as the Company.

In an effort to raise additional working capital for the Company, management met with representatives of the Placement Agent. However, based on the inability to sustain the momentum and sales it had experienced over the prior nine months, the Company was unable to structure a “straight” equity offering. In September 2016 the Company engaged the Placement Agent to act as placement agent for it in a private unit offering to accredited investors, with each unit consisting of 8% convertible promissory notes with warrant coverage. The terms of the securities offered were determined based upon negotiations between the Company and the Placement Agent. In October 2016 we sold $2,125,000 principal amount 8% convertible promissory notes to 23 investors in a private placement and issued the note purchasers warrants to purchase an aggregate of 141,676 shares of our common stock at an exercise price of $7.80 per share. The convertible note issuance included a conversion right at $5.00 per common share given a minimum $10 million initial public offering (IPO) by the Company. We received gross proceeds of $2,150,000 in this offering.

Following the closing of the October 2016 unit offering the Company became more aggressive with its strategy to establish other brands/capabilities and leverage the kiWW relationship with a view towards increasing our overall value and broaden our potential revenue base. In addition, the Company began conversations with kiWW about certain brand concepts and strategies that could be successful. During the course of these discussions we identified I'M1 and EEI, two concept brands recently established by affiliates of kiWW.

While the Company had been successful in raising additional capital through the convertible note offering, its sales had declined 66% for the three months ended December 31, 2016 from the comparable period in 2015. As a part of the process of negotiating the acquisition agreements for I'M1 and EE1, and in light of the limited, but established financial history of our Company and significant movements in our equity pricing over the past two years, we prepared a valuation establishing the current value of the Company based upon assumptions and other information provided by management, which would help us with structure for any transactions contemplated with I’M1 and EE1. We have proven out the underlying assumptions contained therein.

As the staff is aware, in general, there are three approaches available when valuing a closely held business interest: the cost approach, the income approach and the market approach. All three general approaches were considered as part of this valuation. Consequently, the market approach was deemed most appropriate, as it considers values established by non-controlling buyers and sellers of interests in the Company as evidenced by implied pricing in rounds of financing.

Given the limited data and outlook available, we have applied a backsolve methodology to assign values to the common equity, options and warrants after giving consideration to the preference of the convertible debt holders. The backsolve method involves the application of the allocation method described below to allocate an enterprise value to all classes of securities. As set forth above, the Company completed a convertible promissory note financing round for $2,125,000 in September 2016, the most recent indication of market value. The convertible note issuance included a conversion right at $5.00 per common share given a minimum $10.0 million IPO. We believe the selection of the backsolve method is consistent with guidance in the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which notes:

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

“The backsolve method is the most reliable indicator of value of the enterprise at stage 1 if relevant and reliable transactions have occurred in the enterprises’ equity securities.”

We note that the guide considers the attributes of a Stage 1 company which includes nominal revenue and expense history and an inability to make reliable cash flow forecasts, consistent with the facts relative to the Company. Application of this method suggests an enterprise value of the Company to be approximately $6 million at October 24, 2016. We note that at this level of value, the convertible debt holders are redeemed in one year’s time at face value. We tested this indication against the observable market data suggested by certain peer companies we identified and the suggested value of $6 million implies an Enterprise Value/Revenue multiple of approximately 3.0 times, based on the latest twelve month (“TTM”) revenue of the Company of approximately $2.0 million. We compared this indication to the range of multiples suggested by the peer companies of 0.2 times to 7.2 times TTM revenue noting that this range provides corroborative support for the concluded enterprise value.

In and of themselves, the above valuation approach and methodology would result in indications of equity value that assume an equal value for all of the Company’s outstanding investment securities. In the present case, however, the equal value assumption is not supported by the differences between the rights, restrictions, and preferences of the various securities under potentially different future outcome scenarios. In order to estimate the value of one common share of the Company, the valuation method needs to consider the rights, restrictions, and preferences of the convertible notes and common shares as of the valuation date. We have considered four common methodologies employed in such an allocation process: the current method, the option method, the probability-weighted expected return method, and a Hybrid method.

Based on our review of the facts and circumstances, the hybrid method was selected as the most reliable, as this incorporates elements of both the option method and probability-weighted expected return method.

In verifying and utilizing the specific data related to the Company, its prior financing information, and peer group data when applicable, a valuation per share of $0.85 was determined.

The Company has subsequently used this valuation for accounting purposes related to several events occurring as of October 1, 2016 and adjusted items accordingly, including, (i) Black-Scholes value of stock option awards issued to staff, (ii) fair market value of restricted stock awards issued to Board members, (iii) Black-Scholes value of warrants issued related to the convertible notes as well as determination of any beneficial conversion feature, (iv) value of stock issued to our charitable partner, and (v) number of shares issued for the acquisition of a minority interests in our subsidiary BPU. The Company had two specific transactions that happened in October 2016 which have not been adjusted from prior pricing. The first was shares issued to a related party for services provided prior to and expensed in the period ending September 30 2016, based on the data the Company had at that time, which we recorded at a higher fair market value than the third party valuation above (the value used was the value from the most recent equity financing in February 2016). In this transaction the Company has exchanged a monetary item (cash owed to the related party) for a non-monetary item (stock). The second is regarding a cashless exercise of Placement Agent warrants.

In January 2017, the Company completed the exchange agreements with I’M1 and EE1, in which the Company became the holder of all voting membership interests and manager of I’M1 and EE1. As a result of our acquisition of a membership interests in these two entities we now have three senior members from kiWW enlisted as senior managers involved in the day to day operations of two of our operating units. In connection with the transactions, we have entered into with kiWW a 10 year licensing agreement as well as an advisory agreement which includes them participating in a significant manner in supporting the businesses. We believe these entities now position the Company for expansion capability and provide the foundation for potential significant growth. Subsequent to the exchange agreements, these two new subsidiaries have generated revenues which has contributed to the Company’s overall increase in revenues and decrease in net loss.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

The new subsidiaries started producing revenue subsequent to the closing of the exchange agreements and contributing to the growth of Company’s overall business. We believe they have increased the value of the Company's overall enterprise. As support to the belief the enterprise value has increased, and as indicated in Note 14 to the March 31, 2017 interim financial statements included in Amendment 2, in June 2017 the Company approached the 8% convertible promissory note holders regarding a conversion of the debt to equity which would significantly reduce the Company’s current liabilities and increasing the Company’s working capital. The warrants related to the convertible promissory note were not changed. All holders agreed to convert at a negotiated conversion price of $3.95 per share.

Prospectus Summary, page 5

3.
The marked version of your amended draft registration statement does not reflect the revision on page 6 made in response to comment 7 in our March 8, 2017 letter. Additionally, the marked version of your amended draft registration statement reflects revisions where no revisions are made. For example, refer to the risk factor "Kathy Ireland is not an officer or director of our company  " on page 12. Ensure in future filings that the marked version reflects accurately where revisions are made and does not reflect revisions where no revision was made.

Response:
We apologize for the failure to properly reflect all revisions in Amendment No. 1. The Company has taken efforts to ensure Amendment No. 2 is marked to accurately reflect the specific revisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Intangible Assets, page 32

4.
We note your response to prior comment 12. Please disclose and discuss the circumstances that would require you to assess intangible assets for impairment other than at an annual assessment. Please also disclose and discuss how you determine the fair value of intangible assets, including any key assumptions underlying your most recent impairment analysis. If you use discounted cash flows to determine the fair value, please disclose the time period when you assume positive cash flows.

Response:
The requested additional disclosure appears in Amendment No. 2; please see page 40 under “Critical Accounting Policies” as well as in the interim financials ending March 31, 2017 in Notes 2 and 4.

Kure Corp., page 39; NuGene International, Inc., page 39

5.
Advise what consideration you have given to filing the license agreements with Kure Corp. and NuGene International, Inc. as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. We note that these agreements are also referenced in the consulting agreements that you have with Kure and NuGene International, which are filed as Exhibits 10.26 and 10.27. Please also ensure that upon filing these license agreements that you include all exhibits.

Response:
The license agreements, including all exhibits, with each of Kure Corp. and NuGene International, Inc. have been filed as Exhibits 10.30 and 10.31, respectively, to Amendment No. 2. I'M1 has entered into a termination agreement ab initio with NuGene Corporation for the license agreement with that company which is filed as Exhibit 10.34 to Amendment No. 2, and, in connection therewith, the discussion regarding the NuGene license agreement has been removed from Amendment No. 2. Please see page 49. Between the date of the license agreement and the termination date, no development of licensed products was ever commenced, no use of the licensed marks was made by NuGene and no rights to any royalties inured to the benefit of the Company. Given that there was no accounting impact on the Company from this agreement and its termination, the Company elected to remove reference to the agreement in the text of Amendment No. 2 in the interests of clarity. However, because the license agreement was referenced in the consulting agreement, the Company chose to file the license agreement and the termination agreement as exhibits to Amendment No. 2 in the interests of complete disclosure.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

Encore Endeavor 1 (EE1), page 40

6.
We note your response and revisions made to the disclosure in response to comment 14 in our March 8, 2017 letter. In the sixth paragraph under this subheading, please elaborate on the basis for your characterization of why your contractual agreements with BMG Rights Management are "expected," the current status of any such agreements and their general nature. If true, please also clarify that there can be no assurance that you will be successful in actually entering into any of the expected agreements.

Response:
In May 2017 EEI entered into an agreement with McCoo & Davis, Inc., which is disclosed in Amendment 2. Please see page 50. The Recording Master License Agreement is filed as Exhibit 10.38 to Amendment No. 2. At such time as definitive material agreement(s) with additional artists are entered into by EEI prior to the offering, the Company will include disclosure regarding the material terms of those definitive agreements, and file copies thereof as exhibits to the next amendment to the registration statement. Thereafter, the Company will make the appropriate disclosure and filings under an 8-K. The cautionary language with respect to any additional agreements appears on page 7 of Amendment No. 2.

7.
Please tell us what consideration you have given to filing the March 2017 agreement between EE1 and Multi-Media Products, which is briefly described on page 40, as an exhibit to the registration statement.

Response:
The consulting agreement has been filed as Exhibit 10.32 to Amendment No. 2.

Representatives' Warrants, page 62

8.
We note your response to comment 23 of our March 8, 2017 letter, including your statement that you are not registering the representative's' warrants but only the common stock underlying the warrants. Please revise your fee table to clarify this as it current suggests that you are also registering the issuance of the warrants.

Response:
Please be advised that the Company is registering in the registration statement both the representative's warrants and the shares of common stock issuable upon the exercise of the representative's warrants that will be issued as compensation in this offering. We have revised page 72 of Amendment No. 2 under the section of the registration statement entitled “Underwriting - Representative’s Warrants” to disclose that both the representative's warrants and the shares of common stock issuable upon the exercise of the representative's warrants are being registered under the registration statement.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-4

9.
Please explain the "non-controlling interest transfer."

Response:
The non-controlling interest transfer is related to the Company acquiring 10% of the outstanding minority membership interests in BPU. In this transaction, the membership interest acquired plus the non-controlling interest in the loss of BPU up to the date of the acquisition of the 10% interest was $338,556, which is reflected in the cash flow statement for the six months ended March 31, 2017.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

Note 4 – Convertible Promissory Notes, page F-8

10.
We note the additional disclosures that you provide regarding the $2,125,000 of 8% convertible promissory notes and warrants which you issued in October 2016; however, it remains unclear to us how you considered if the notes included a beneficial conversion feature. As indicated in prior comment 31, please specifically address the per share conversion terms of the notes relative to the per share cash price paid for your stock in the most recent private placement that occurred in fiscal year 2016.

Response:
Please see the Company's response to comment 2 above with regards to the per share conversion terms of the notes relative to the per share cash price paid for the Company's common stock in the most recent private placement that occurred in fiscal year 2016. As an early stage company with limited financial results, the Company’s valuations for early equity offerings were determined (negotiated) based on a qualitative analysis. In addition, Note 6 to the March 31, 2017 interim financial statements included in Amendment No. 2 includes disclosure related to the beneficial conversion feature. As set forth therein, a determination was made that there was no beneficial conversion feature.

Note 11 – Subsequent Events, page F-12

11.
We note your response to prior comment 31 regarding your acquisition of a 51% interest in IM'1 in exchange for 583,000 shares of common stock and your acquisition of a 51% interest in EE1 in exchange for 283,000 shares of common stock. Please address the following in your updated financial statements:

•
Disclose how you determined the number of shares that you issued and how you determined the fair value of the shares you issued, including how the fair value compares to prior fair value determinations and to the estimated offering price;

•
Quantify and disclose the specific nature of the assets that you acquired as the result of each transaction and explain how the assets will be accounted for; and

•
Tell us each transferor's historical cost basis, determined under GAAP, for the assets acquired and explain your consideration of the requirements of SAB Topic 5G.

Response:
Note 2 to the March 31, 2017 interim financial statements included in Amendment No. 2 includes the requested disclosure on how the Company determined the fair value of the shares issued in the exchange. The number of shares was negotiated and defined in the exchange agreement. We have quantified and disclosed the specific nature of the assets owned by each of these entities prior to our acquisition of membership interests which we acquired in each transaction, and included disclosure on how the intangible assets of each of these entities were the only assets of the acquired entity and how they are accounted for in Note 4 to the March 31, 2017 interim financial statements included in Amendment No. 2. Lastly, both entities were development stage entities with no operations upon the membership exchange. The members provided a minimal capital investment to form the entity therefore the transferor’s had a de minimis historical cost basis at that time. Therefore, based upon these factors, and our consideration of SAB Topic 5G, the Company determined the fair value of the common stock issued by it for the membership interests acquired is objectively measurable and fair value measurement was appropriate.

Division of Corporation Finance
United States Securities and Exchange Commission
July 11, 2017

Note 2 – Intangible Assets, page F-25

12.
We note your response to prior comment 27. Please disclose the amount and nature of the consideration that you paid to acquire certain assets from BPUNY, including how you determined the percent to be retained by the non-controlling interest and the fair value of their interest. If the consideration did not include cash, please tell us the transferors' historical cost basis, determined under GAAP, for the assets acquired and explain your consideration of the requirements of SAB Topic 5G. Please also explain the appropriateness of reflecting a non-controlling interest related to an asset acquisition.

Response:
Note 2 to the March 31, 2017 interim financial statements included in Amendment No. 2 includes the requested additional disclosure. SAB Topic 5G is specifically geared towards capital raises immediately before or contemporaneously with an IPO; given that the transaction occurred in 2015 and BPUNY had no relationship with Level Brands and/or BPU and the transaction took place with an unrelated third party, the Company believes that this guidance would not be applicable. As indicated in Note 2, this was a membership exchange upon which certain intellectual property was contributed by members in exchange for a non-controlling interest.

Undertakings, page II-4

13.
We note your response to comment 33 of our March 8, 2017 letter. While the firm commitment offering of common stock may be conducted under Rule 430A, the offering of shares underlying the warrants appears to fall within the scope of Rule 430C. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, which would relate to any other prospectuses filed in connection with that portion of the offering.

Response:
The requested revision has been made in the Undertakings section of Amendment No. 2 to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K; please see page II-4.

Exhibit 10.15

14.
As requested in comment 35 in our March 8, 2017 letter, please refile Exhibit 10.15 in its entirety.

Response:
We apologize for the omission in the last filing; Exhibit 10.15 in its entirety has been re-filed as an exhibit to Amendment No. 2.

Exhibit 23.1

15.
Please file an independent auditor's consent with your initial public filing.

Response:
The Company acknowledges it will file an independent auditor's consent with its initial public filing.

We trust the foregoing sufficiently responds to the staff's comments.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer
cc:
Brian A. Pearlman, Esq.
Leslie Marlow, Esq.